UNITED STATES
                                     SECURITIES AND EXCHANGE COMMISSION
                                                 WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                  August 24,
2021

  By E-Mail

  Kai H. E. Liekefett, Esq.
  Sidley Austin LLP
  787 Seventh Avenue
  New York, NY 10019

          Re:       CytoDyn Inc.
                    Soliciting Materials filed pursuant to Rule 14a-12 on August 19, 2021
                    File No. 000-49908

  Dear Mr. Liekefett:

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

          Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in reply to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

  Soliciting Materials

  1. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the statements listed below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

                            the continued efforts of an activist group led by
Paul Rosenbaum and Bruce
                    Patterson    to mislead shareholders and engage in an
unlawful proxy contest to
                    replace a majority of the Company   s Board    and    its
attempt to unlawfully
                    effectuate a hostile takeover of CytoDyn   s Board.    In
this respect, we note your
                    public statements regarding the purported deficiencies in the dissidents submission to the company: to the extent your reference to an unlawful proxy contest refers to your allegations under state law, please clarify this in future disclosure.

                      the dissidents          filings continue the pattern of
selective disclosures,
 Kai H. E. Liekefett, Esq.
Sidley Austin LLP
August 24, 2021
Page 2

               misrepresentations and falsehoods that have characterized the
Group   s efforts to
               date. The Group   s new disclosures were intended to
retroactively rectify certain
               violations and omissions we have previously raised indicating a tacit admission that the Group previously willfully failed to properly disclose material information to shareholders.

                    Shareholders should be asking themselves what else the Rosenbaum/Patterson
               Group is seeking to hide, and what other critical facts they could be withholding
               that they simply haven   t been forced to publicly reveal yet?


                       The Group indirectly admitted that its initial proxy statement was materially misleading to investors. As evidence of this, the
Group   s proxy
               filings include over a dozen pages with corrective and new
disclosures.    In this
               respect, please be sure to provide support for your assertion that the dissidents
               initial proxy statement filing was    materially    misleading.

                       The Group   s new disclosures reveal the    dark money
 funding its hostile
               takeover attempt.

                 that       the Group is implicitly acknowledging that these
posts violated federal
               securities laws.

                 that the dissidents are    hiding behind the smokescreen of
misleading
               communications and selective disclosures.

2.     Refer to your statement about the dissidents    actions being an
unlawful attempt to
          effectuate a hostile takeover.    Given that the only apparent way
for the dissidents to
       obtain seats on the board of directors is by way of a shareholder vote, please revise your disclosure to explain your characterization of the proxy contest as a hostile takeover.

3.     Please provide us support for your association of    dark money    and
(i) a law firm called
       the Greenan Law Firm and (ii) a fund named Eisenberg Investments, LLC.
Your
       disclosure suggests a negative connotation without clarifying the basis for such suggestion.

4. On a related note, provide us support for your characterization of Eisenberg Investments
       as    secretive.

5.     Refer to the paragraph captioned    The new filings raise further
questions about the
       motivations and goals of the Rosenbaum/Patterson Group.     With a view
toward
       revised disclosure, please explain to us how one statement made by the
dissidents (   We
       cannot be certain that the other stockholders named in the Schedule 13D will support the
       Nominees   ) renders the other cited statement by dissidents (   the
Group    may seek
       stockholder representation on the Board, as appropriate, including but not limited to
       through the initiation of a proxy contest at the Issuer   s 2021 annual
meeting of
       stockholders.       ) unclear. It appears that the dissidents are
clearly stating that while the
 Kai H. E. Liekefett, Esq.
Sidley Austin LLP
August 24, 2021
Page 3

       individuals named in the Schedule 13D may support a proxy contest, none of such individuals have made a commitment to ultimately support the nominees presented by such group at the annual meeting.

6. With a view toward revised disclosure, please tell us how you are able to assign a characterization to the actions allegedly taken by Mr. Beatty on Reddit
as    an attempt to
       [illegally solicit votes] without being identified.

7.     Please provide us with support for your statement that    Dr. Patterson
approached the
       Company   s management team on several occasions to propose that
IncellDx be acquired
       by CytoDyn

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

       Please direct any questions to me at (202) 551-3619.

                                                            Sincerely,

                                                            /s/ Daniel F.
Duchovny
                                                            Daniel F. Duchovny
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions